Luis Carrillo, Esq.* Direct Dial: (619) 399-3102 CA Bar Number: 237540 *Also admitted in NY & NJ luis@steadylaw.com

March 5, 2007

Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Washington, D.C. 7010

Re:          Setchfield Resources Inc.
Registration Statement on Form SB-1
Filed February 13, 2007.
File No.333-140663

Ms. Carmen Moncada-Terry,

In response to your letter of March 01, 2007, Setchfield Resources Inc. has made changes to its filing.

General

1.	We have revised our document to provide the disclosure required by

i) Item 103 of Regulation S-B under the heading DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, regarding Mr. Setchfield and;

ii) Item 401(d) of Regulation S-B, under the heading LEGAL PROCEEDINGS.

Undertakings

2.	We have revised our disclosure under this heading to provide the undertaking required by Item 512(g)(2) of Regulation S-B.

If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours, STEADYLAW GROUP, LLP

By:	/s/ LUIS CARRILLO
Luis Carrillo, Esq.

Very truly yours,

By:	/s/ STEADYLAW GROUP, LLP
STEADYLAW GROUP, LLP

501 W. Broadway • Suite 800• San Diego, CA  92101
Tel: 619 399 3090 • Fax: 619 330 1888
www.steadylaw.com